FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank to its shareholders informing them the date and matters to be addressed by the next Extraordinary Shareholders Meetings, to be held on January  20, 2011. The letter shall also be published in the form of a press release in the Chilean newspaper “El Mercurio”, on January  3, 10 and 17, 2011. The same information was sent to the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges.

BANCO DE CHILE

EXTRAORDINARY SHAREHOLDERS MEETING

The Board of Directors agreed to summon to a Extraordinary Shareholders Meeting to be held on January 20, 2011, at 11:00 A.M., at the Bank’s Auditorium, located at 930 Huérfanos Street,  Santiago, Chile, in order to address the following matters:

a.

Increase the Bank’s capital in the amount of Ch$240,000,000,000 equivalent to approximately US$ 500,000,000 by means of the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholders’ Meeting;

b.

Amend the Fifth Article of the Bylaws, related to the capital and shares of the Bank and modify, replace and /or supplement the Transitory Articles of the Bank’s Bylaws as a consequence of the capital increase, according to what is agreed upon the Shareholders’ Meeting;

c.	Adopt the agreements necessary to legalize and execute the agreed upon amendments of the Bylaws.

PARTICIPATION IN THE MEETING

Holders of shares registered on January 14, 2011 in the Shareholders Register of Banco de Chile and of Sociedad Matriz del Banco de Chile S.A., the latter as mandated by Law N° 19,396, shall have the right to vote and participate in the meeting.

QUALIFICATION OF POWERS OF ATTORNEY

The qualification of powers of attorney, if applicable, will be held on January 19, 2011 at 16:00 hours, at the Shares Section of the Bank, located at 925 Agustinas Street, 5th floor, office 541, Santiago.

PABLO GRANIFO LAVIN

Chairman

Santiago, January 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January  03, 2011

 Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Quiroz

Acting General Manager